Approval for heating price standard in Xuejiawan Town, Zhunger County

(Erdos City Price Bureau No.194 EPPW[2005])

Zhunger County Price Bureau:

We have received your report about "application of heating price in Xuejiawan Town from Inner Mongoli Zhunger Heat Power Co., Ltd" (No.30 ZPI[2005]). In order to maintain legal right of operator and customer, according to stipulation in "PRC Price Law", "hearing method of governmental price decision-making", "administration authority in price catalog of Inner Mongolia",  and referring to every opinion in price hearing for adjustment of heating price, now approves as follows by our iterative discussion and research, submitting to Zhunger Government for agreement:

1.	adjust heating price standard in Xuejiawan district, that is: during every heating period, heating price standard for residential is RMB12.2 yuan per m , heating price standard for administration office is RMB22.6 yuan per m²,heating price standard for commerce is RMB20.5 yuan.

2.	heating price includes cost of fuel, cost of water and electricity, cost of material, freight and loan expense, maintenance expense, depreciation expense, permanent repair expense, social insurance fee, salary, administrative expense and tax.

3.	Charge is calculated per building acreage, heating standard is calculated based on height of house 3m elevation, if there is 0.1 higher than elevation, heating price standard increases 1%.

It is applicable to hotel, restaurant, shop, entertainment place and heating place in railway, post office.

4.	Heating charge is collected as per heating period, and it carries out reimbursable service system. Users should pay charge in time according to related stipulation in Erdos City Management Method of city heating.

5.	The heating price standard for other legal operation unit in Xuejiawan Town should refer to this standard when application approved by our bureau.

6.	According to relevant stipulation of cost monitor from state and autonomous region, our bureau will check cost in your company during every heating period. Without calculation of cost, it can not continue to perform above standard.

7.	It will be performed during heating period from 2005-2006.

Nov.14, 2005